Exhibit 5.1

GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP

1200 Seaport Blvd.

Redwood City, CA 94063

March 18, 2013

Hansen Medical, Inc.

800 East Middlefield Road

Mountain View, CA 94043

Ladies and Gentlemen:

Reference is made to our opinion dated April 3, 2012 and included as Exhibit 5.1 to the registration statement on Form S-3 (File No. 333-180547) (the “Registration Statement”) filed on April 3, 2012 by Hansen Medical, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”). We are rendering this supplemental opinion in connection with the prospectus supplement (the “Prospectus Supplement”) dated March 15, 2013 by the Company with the Commission pursuant to Rule 424 of the Act. This opinion is furnished to the Company in connection with the requirements of Item 601(b)(5) of Regulation S-K under the Act and relates to the offering by the Company of shares of the Company’s common stock (the “Common Stock”) having an aggregate offering price of up to $25,000,000 (the “Shares”), which are covered by the Registration Statement.

The offering and sale of the Shares are being made pursuant to that certain Controlled Equity Offering Sales Agreement dated as of March 15, 2013 (the “Sales Agreement”) by and between the Company and Cantor Fitzgerald & Co. (“Cantor”).

In connection with this opinion, we have examined the Sales Agreement, Registration Statement and the Prospectus Supplement and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness of all signatures, the legal capacity of natural persons, the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof. As to questions of fact material to this opinion, we have relied upon certificates or comparable documents of public officials and of officers and representatives of the Company.

Based on the foregoing, we are of the opinion that, as of the date hereof, the Shares, when sold and after receipt of payment therefor as contemplated in the Sales Agreement, will be validly issued, fully paid and non-assessable. In rendering the foregoing opinion, we have assumed that upon the issue of any of the Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under its Amended and Restated Certificate of Incorporation.

We do not express any opinion herein concerning any law other than the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing).

We hereby consent to the filing of this opinion as an exhibit to the Current Report on Form 8-K to be filed by the Company on or about March 18, 2013 and to the use of our name under the caption “Legal Matters” in the above referenced Prospectus Supplement, and in any amendment or supplement thereto. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP